WHX CORPORATION
1133 Westchester Avenue
White Plains, NY 10604

                        July 11, 2008

VIA EDGAR AND FACSIMILE
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long; Edward M. Kelly

Re:	WHX Corporation
Registration Statement on Form S-1
(Registration Number 333-146803)

Ladies and Gentlemen:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the above-referenced Registration Statement to July 14, 2008 at 10:00 a.m. New York time, or as soon thereafter as practicable.

We acknowledge that should the Commission or the staff, acting by delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action on the filing; the action of the Commission or the staff, acting by delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and the Registrant may not assert the Commission or staff’s comments or the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WHX CORPORATION

By:	/s/ Glen M. Kassan
Glen M. Kassan
Chief Executive Officer